DOG PARKER

> "Introducing the most beautiful, convenient dog house you've ever seen."
> – She Knows

> "Too bad you're not allowed to park yourself."
> – Wall Street Journal

Business Summary

Dog Parker makes cities more dog friendly by placing comfortable, high-tech dog-houses outside of venues where dogs aren't allowed. Dog Parker gives the 57% of US retail businesses that are legally prohibited from allowing dogs inside an afford-able, hassle-free way to accommodate their customer base within the limitations of public health mandates. And Dog Parker gives the 50% of dog owners who bring their dogs on walking errands every week a safe and risk-free way to get out into their neighborhood and support their local economy without resorting to tying their dog up or locking them in the car. (video)

Business Model

We earn revenue from both dog owners and store partners, and because our placements are in dense commercial districts, we're also an innovative platform for advertising partners. Dog owners pay us 30¢/min to have a secure and convenient place to temporarily house their dogs while they shop. Businesses pay us a monthly licensing fee to become a dog friendly destination, which increases foot traffic, basket size, and customer loyalty. Advertisers pay for unique visibility in high-traffic areas , knowing that people already stop to marvel at our innovative urban furniture. Because our self-service kiosks have multiple revenue streams, low overhead, and an average of just 60 minutes per day utilization, we generate an average of $11,000/year per unit with 67% margins.

Investment Opportunity

We are raising a $1.5M Seed-2 to fund our Manhattan expansion and prep for expansion outside of NYC in 2018. We have a lead investor in place and have follow-on investors committed for a total of $595K to date. Ideal investors will have had experience in consumer-facing services, manufacturing hardware, and/or be able to introduce us to retail brands or urban developers.

Progress

We've been piloting the Dog Parker on the sidewalks of Brooklyn since October 2015, with over 1,000 dog owners and 45 storefronts and growing. We're refining the technology every step of the way and answering key questions about manufacturability, safety, and operations. With the most unpredictable part of any hardware startup (the design for manufacturing process) behind us, we're ready to leverage our position as first movers in a $9.6B addressable market (in the US alone). Bolstered by a 25% month-over-month increase in member sign ups and utilization, we're launching in markets outside of NYC in 2018.


DOGPARKER.COM

About the Founders

Co-founders Chelsea Brownridge, Todd Schechter and Randy Ramusack are experienced operators and entrepreneurs. Todd and Chelsea have worked together since 2011 when they founded and directed a social enterprise startup for Arianna Huffington. Randy joined the Dog Parker team first as an advisor in 2016 and then as co-founder after exiting his smart cities hardware startup LQD Wifi with Verizon.

Chelsea Brownridge | chelsea@dogparker.com | www.dogparker.com